UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0145
Washington, D.C. 20549	Expires:	February 28, 2009
Estimated average
SCHEDULE 13D	burden hours per response:	14.5

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,221,155

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,221,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,221,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,221,155

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,221,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,221,155

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 729,399

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 729,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 729,399

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 729,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 349,409

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 349,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 349,409

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 349,409

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 349,409

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,299,963

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,299,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,299,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 14 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005 (the “Original 13D”), as amended on April 10, 2007, May 18, 2007, September 25, 2007, March 18, 2008, April 16, 2008, June 27, 2008, August 1, 2008, November 10, 2008, December 16, 2008, October 23, 2009, February 3, 2010, March 10, 2010 and March 4, 2011 (the Original 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”).

The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46515.

Item 2.	Identity and Background

(a)            This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), with respect to shares of Common Stock directly owned by it;

(iv) Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by TMF;

(v) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vi) Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(vii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP, TMF and TCP2.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)            The principal business of each of TMF, TCP and TCP 2 is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TCO and TAA.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)              TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM and TAA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

The Note and the Warrants (each as defined below) were purchased with working capital.

Item 4.	Purpose of Transaction

On March 31, 2011, TCP 2 entered into a Secured Senior Subordinated Note and Warrant Purchase Agreement (the “Purchase Agreement”) with the Company and Northcreek Mezzanine Fund I, L.P. (“Northcreek”).  Pursuant to the Purchase Agreement, on March 31, 2011, TCP 2 purchased in a private placement a Secured Senior Subordinated Note of the Company with a principal amount of $2,500,000 (the “Note”) and warrants to purchase 125,000 shares of Common Stock (the “Warrants”).  Northcreek also purchased on March 31, 2011 a Secured Senior Subordinated Note of the Company with a principal amount of $2,500,000 and warrants to purchase 125,000 shares of Common Stock pursuant to the Purchase Agreement.  Northcreek is not an affiliate of any of the Reporting Persons, and TCP 2 and Northcreek do not have any agreement, written or otherwise, with respect to exercising the warrants held by either party, or with respect to voting or disposing of the shares of Common Stock underlying such warrants.

The Note has a five-year maturity, with interest-only payments due over the term and the entire principal amount due at maturity.  The Note pays interest quarterly at a rate of (i) 10% per annum for the first two years after issuance and (ii) 13% per annum thereafter.  Subject to certain minimum cash interest payments as described in the Purchase Agreement, the Company may pay a portion of each interest payment in kind by increasing the outstanding principal amount of the Note.  The Company may prepay the Note prior to maturity, subject to the payment of a prepayment premium if the Company prepays the Note prior to March 31, 2014.

Pursuant to a Security Agreement among the Company, TCP 2 and Northcreek, dated as of March 31, 2011 (the “Security Agreement”), the Note is secured by a security interest (the “Subordinated Security Interest”) in all of the assets of the Company that secure the Company’s four-year $50.0 million revolving secured senior credit facility (the “Senior Credit Facility”) that the Company entered into on March 31, 2011 with Wells Fargo Capital Finance, LLC (“Wells”) as the lender and agent.  The Subordinated Security Interest is held by Northcreek, as collateral agent, for the benefit of TCP 2 and Northcreek.  Pursuant to a Subordination and Intercreditor Agreement among the Company, Wells, TCP 2 and Northcreek, dated as of March 31, 2011 (the “Subordination Agreement”), the Subordinated Security Interest is junior in priority and subordinated to the security interest securing the Senior Credit Facility.

The Warrants have an exercise price of $0.01 per share and may be exercised, in whole or in part, at any time before March 31, 2016. TCP 2 does not have any current plans or intentions with respect to the exercise of the Warrants.  The Warrants are governed by a Warrant Agreement among the Company, TCP 2 and Northcreek, dated as of March 31, 2011 (the “Warrant Agreement”).  The exercise price for the Warrants may be paid in cash or, at the election of TCP 2, through a cashless net exercise.  The number of shares of Common Stock for which the Warrants are exercisable are subject to certain anti-dilution provisions.

Also on March 31, 2011, the Company, TCP, TMF, TCP 2 and Northcreek entered into an Amendment (the “RRA Amendment”) to the December 2008 Registration Rights Agreement (as defined below) primarily to include TCP 2 and Northcreek as parties to the December 2008 Registration Rights Agreement and to provide registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants and the warrants acquired by Northcreek, as well as other warrants acquired by TCP 2 and Northcreek in the future in connection with the Purchase Agreement.  Pursuant to the RRA Amendment, the Company is obligated, among other things, to file a shelf registration statement prior to June 30, 2011 to register the resale of the shares of Common Stock underlying the Warrants and the warrants acquired by Northcreek on March 31, 2011 under the Purchase Agreement, and to use its reasonable best efforts to cause the registration statement to be declared effective no later than 60 days after filing.  Further, the Company agreed to supplement the Tontine Registration Statement (as defined below) prior to May 15, 2011 to cover the resale of all Common Stock held by TCP 2.

As discussed in this Schedule 13D, the Reporting Persons own approximately 55.3% of the Company’s outstanding Common Stock and can control the Company’s affairs, including (i) the election of directors who in turn appoint management, (ii) any action requiring the approval of the holders of Common Stock, including adoption of amendments to the Company’s corporate charter, and (iii) approval of a merger or sale of all or substantially all assets. The Reporting Persons can also control certain decisions affecting the Company’s capital structure.  As discussed in Item 6, the Reporting Persons have certain rights to nominate directors and to require the Company to limit the size of the Board which rights are dependent on the Reporting Persons’ ownership of a certain aggregate percentage of Common Stock.

Accordingly, the disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

The Reporting Persons acquired their shares of Common Stock, the Note and the Warrants for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, exercise of all or a portion of the Warrants, purchasing additional notes or warrants from the Company, transfers from other Reporting Persons or otherwise.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 14 to Schedule 13D.

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 4,221,155.   Percentage: 44.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon 9,460,189 shares of Common Stock issued and outstanding as of March 11, 2011, as reflected in the Annual Report on Form 10-K filed by the Company on March 30, 2011.  For TCP 2, TAA and Mr. Gendell, each of whom is or may be deemed to be a beneficial owner of the Common Stock underlying the Warrants, the ownership percentages used herein are calculated as if 125,000 shares of Common Stock had been issued upon exercise of the Warrants.  The shares of Common Stock underlying the Warrants are not included in the calculations of the ownership percentages for the other Reporting Persons.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  4,221,155

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,221,155

      (c)  TCP has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B. Tontine Capital Management, L.L.C. (a) Aggregate number of shares beneficially owned: 4,221,155. Percentage: 44.6%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  4,221,155

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  4,221,155

      (c)  TCM has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.

      (d)  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 729,399.   Percentage: 7.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  729,399

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  729,399

      (c)  TMF has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 729,399.   Percentage: 7.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  729,399

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  729,399

      (c)  TCO has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.

      (d)  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

E. Tontine Capital Overseas Master Fund II, L.P.

      (a)  Aggregate number of shares beneficially owned: 349,409.  Percentage: 3.6%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  349,409

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  349,409

      (c)  On March 31, 2011, TCP 2 acquired the Warrants from the Company in a private placement.  Pursuant to the Purchase Agreement, TCP 2 was issued the Note and the Warrants in exchange for aggregate consideration of $2,500,000.

      (d)  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

      (e)  Not applicable.

F.  Tontine Asset Associates, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  349,409.   Percentage:  3.6%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  349,409

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  349,409

      (c)  TAA has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.  On March 31, 2011, TCP 2 acquired the Warrants from the Company in a private placement.  Pursuant to the Purchase Agreement, TCP 2 was issued the Note and the Warrants in exchange for aggregate consideration of $2,500,000.

      (d)  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

      (e)  Not applicable.

G.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 5,299,963.   Percentage: 55.3%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  5,299,963

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  5,299,963

      (c)  Mr. Gendell has not engaged in any transactions in Common Stock since the Reporting Persons filed Amendment No. 13 to this Schedule 13D on March 4, 2011.  On March 31, 2011, TCP 2 acquired the Warrants from the Company in a private placement.  Pursuant to the Purchase Agreement, TCP 2 was issued the Note and the Warrants in exchange for aggregate consideration of $2,500,000.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 A. Initial Securities Purchase Agreement

On April 10, 2007, TCP, TMF and the Company entered into a Securities Purchase Agreement (the “Initial Securities Purchase Agreement”) which, among other things, provided for the purchase by TCP and TMF of shares of Common Stock and Senior Subordinated Promissory Notes of the Company.  The closing of the transactions contemplated by the Initial Securities Purchase Agreement occurred on May 18, 2007.  Under the Initial Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors.  On July 21, 2008, an affiliate of the Reporting Persons was appointed to the Company’s Board of Directors.  As of the date hereof, the Company has not appointed a second nominee of the Reporting Persons to the Company’s Board of Directors.  Under the Initial Securities Purchase Agreement, the Company agreed to limit, by the date of the Company’s 2008 Annual Meeting of Shareholders, the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board.  In addition, pursuant to the Initial Securities Purchase Agreement, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons would not be subject to certain restrictions set forth in the Indiana Business Corporation Law (the “IBCL”).  The Company also agreed that it would not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.  The Initial Securities Purchase Agreement also contained standard representations and warranties that survive until the earlier of (i) three years following the closing date of the transactions contemplated by the Initial Securities Purchase Agreement and (ii) the applicable statute of limitations with respect to each representation and warranty.

B. Second Amended and Restated Registration Rights Agreement; RRA Amendment

On December 11, 2008, TCP, TMF, the Company and the holders of warrants (the “Original Warrant Holders”) issued pursuant to a certain Warrant Agreement, dated December 11, 2008, among the Company and the Original Warrant Holders, entered into that certain Second Amended and Restated Registration Rights Agreement (the “December 2008 Registration Rights Agreement”), which restated the Amended and Restated Registration Rights Agreement entered into by TCP, TMF and the Company on May 18, 2007.  The Original Warrant Holders, all of whom were lenders under a Credit Agreement dated May 18, 2007, among the Company, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent (the “Previous Credit Facility”), acquired their warrants in connection with the execution of a Second Amendment and Waiver to the Previous Credit Facility on December 11, 2008.  Pursuant to the December 2008 Registration Rights Agreement, the Company filed a registration statement on Form S-3 registering the resale of 5,174,963 shares of Common Stock held by the Reporting Persons (the “Tontine Registration Statement”).  The Tontine Registration Statement was declared effective on December 30, 2008.  Pursuant to the December 2008 Registration Rights Agreement, the Company filed a registration statement on Form S-3 registering the resale of 424,049 shares of Common Stock issuable to the Original Warrant Holders upon the exercise of their warrants (the “Lender Registration Statement”).  The Lender Registration Statement was declared effective on July 29, 2009.  On March 31, 2011, the Company, TCP, TMF, TCP 2 and Northcreek entered into the RRA Amendment.  Pursuant to the RRA Amendment, the Company is obligated, among other things, to file a shelf registration statement prior to June 30, 2011 to register the resale of the shares of Common Stock underlying the Warrants and the warrants acquired by Northcreek on March 31, 2011 under the Purchase Agreement, and to use its reasonable best efforts to cause the registration statement to be declared effective no later than 60 days after filing.  Further, the Company agreed to supplement the Tontine Registration Statement prior to May 15, 2011 to cover the resale of all Common Stock held by TCP 2.  In addition, pursuant to the December 2008 Registration Rights Agreement, as amended by the RRA Amendment, the Company granted to TCP, TMF, TCP 2, Northcreek and the Original Warrant Holders (and their respective qualifying transferees) certain demand and “piggyback” registration rights in connection with shares of Common Stock held by them or acquired in the future.  The registration rights granted under the December 2008 Registration Rights Agreement, as amended by the RRA Amendment, terminate with respect to TCP, TMF, TCP 2, Northcreek and the Original Warrant Holders (and any of their respective qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the December 2008 Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the December 2008 Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of Registrable Securities requested to be included in a registration statement.

C.  Secured Senior Subordinated Note and Warrant Purchase Agreement.  As discussed in more detail in Item 4, on March 31, 2011, TCP 2, the Company and Northcreek entered into the Purchase Agreement, pursuant to which TCP 2 purchased the Note and the Warrants on March 31, 2011.  The Purchase Agreement contains standard representations and warranties, as well as other customary terms and conditions.

D.  Warrant Agreement.  As discussed in more detail in Item 4, on March 31, 2011, TCP 2, the Company and Northcreek entered into the Warrant Agreement in connection with the purchase by TCP 2 and Northcreek of warrants from the Company.  The Warrant Agreement sets forth certain provisions affecting the Warrants, including provisions related to exercise of the Warrants and anti-dilution provisions.

E.  Security Agreement.  As discussed in more detail in Item 4, on March 31, 2011, TCP 2, the Company and Northcreek entered into the Security Agreement, pursuant to which the Company granted Northcreek, as collateral agent for TCP 2 and Northcreek, the Subordinated Security Interest in all of the assets of the Company that secure the Senior Credit Facility to secure the repayment of the Note and the Secured Senior Subordinated Note purchased by Northcreek on March 31, 2011 pursuant to the Purchase Agreement.

F.  Subordination and Intercreditor Agreement.  As discussed in more detail in Item 4, on March 31, 2011, the Company, Wells, TCP 2 and Northcreek, entered into the Subordination Agreement, pursuant to which the Subordinated Security Interest is junior in priority and subordinated to the security interest securing the Senior Credit Facility.

The foregoing summaries of the Initial Securities Purchase Agreement, the December 2008 Registration Rights Agreement, the RRA Amendment, the Purchase Agreement, the Warrant Agreement, the Security Agreement and the Subordination Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1 through 99.7, which are incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

99.1.  Securities Purchase Agreement dated April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (previously filed as Exhibit 1 to Amendment No. 1 to this Schedule 13D filed on April 18, 2007).

99.2.  Second Amended and Restated Registration Rights Agreement dated December 11, 2008, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Patrick Industries, Inc. and JPMorgan Chase Bank, N.A., Fifth Third Bank, Bank of America, N.A., Key Bank, National Association, RBS Citizens, National Association, Associated Bank, National City Bank and 1st Source Bank (previously filed as Exhibit 3 to Amendment No. 9 to this Schedule 13D on December 11, 2008).

99.3.  Amendment to Second Amended and Restated Registration Rights Agreement dated March 31, 2011, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Tontine Capital Overseas Master Fund II, L.P., Northcreek Mezzanine Fund I, L.P. and Patrick Industries, Inc.

99.4.  Secured Senior Subordinated Note and Warrant Purchase Agreement dated March 31, 2011, by and among Patrick Industries, Inc., Tontine Capital Overseas Master Fund II, L.P., and Northcreek Mezzanine Fund I, L.P., on its behalf and as collateral agent.

99.5.  Warrant Agreement dated March 31, 2011, by and among Patrick Industries, Inc., Tontine Capital Overseas Master Fund II, L.P., and Northcreek Mezzanine Fund I, L.P.

99.6.  Security Agreement dated March 31, 2011, by and among Patrick Industries, Inc., Tontine Capital Overseas Master

Fund II, L.P., and Northcreek Mezzanine Fund I, L.P.

99.7.  Subordination and Intercreditor Agreement dated March 31, 2011, by and among Patrick Industries, Inc., Wells Fargo Capital Finance, LLC, Tontine Capital Overseas Master Fund II, L.P., and Northcreek Mezzanine Fund I, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2011
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, L.L.C., general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title